Mail Stop 3561

April 27, 2007

By Facsimile and U.S. Mail

Mr. Earl J. Hesterberg
President and Chief Executive Officer
Group 1 Automotive, Inc.
950 Echo Lane, Suite 100
Houston, Texas 77024

       Re: Group 1 Automotive, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 1-13461

Dear Mr. Hesterberg:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 2. Properties, page 25

2.   In future filings, please disclose the geographic location of the dealerships where you own the land and buildings. See Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.   We note that you disposed of 13 franchises. Tell us why you do not present any results from discontinued operations. We note that the dealership you sold in 2006 that was located in Colorado was your only dealership in that state.

Item 9A. Controls and Procedures, page 49

Evaluation of Disclosure Controls and Procedures

4.   We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your controls and procedures were effective as of the end of the period covered by the report to ensure that "material information" was accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The use of the word "material" in your disclosure could be interpreted as being restrictive and does not comply with Exchange Act Rule 13a-15(e). In this regard, please revise your disclosures in future filings to delete the word "material" and confirm to us that your officers concluded that your disclosure controls and procedures were effective in timely alerting them to information required to be included in your filings under the Securities Exchange Act of 1934.

Consolidated Financial Statements

Notes to the Financial Statement

Note 3 – Acquisitions, page F-15

5.   We note that in 2006 you acquired several dealerships with aggregate assets in excess of 10% of your consolidated assets as of December 31, 2005. Please revise your notes to provide pro forma financial results for 2006 and 2005 as required by 54 of SFAS 141 or demonstrate to us that the pro forma results of operation are not materially different from what you have presented in your historic statement of operations for those years.

General

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, contact me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief